SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of June 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England

          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|



    Enclosures:

1. A notification dated 3 June 2004 advising that BOC and Sinopec SPC are to form an industrial gases joint venture in Shanghai.

2. A notification dated 10 June 2004 advising that FMR Corp and Fidelity International Limited have a notifiable interest of 3.18% in the issued share capital of The BOC Group plc.
3. A notification dated 25 June 2004 of the disposal of 11,299 Ordinary shares in The BOC Group plc by Ogier Trustee Limited as a trustee of The BOC Group plc Employee Share Trust (1995).
4. A notification dated 30 June 2004 advising that Cater Allen International Limited have a notifiable interest of 3.49% in the issued share capital of The BOC Group plc.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 JUNE 2004
                  AT 10:00 HRS UNDER REF: PRNUK-0306040759-92F0


BOC and Sinopec SPC to form industrial gases joint venture in Shanghai


Windlesham, UK, 3 June, 2004 - BOC (LSE: BOC), the leading industrial gases supplier in Asia, and Sinopec Shanghai Petrochemical Company Ltd. (SPC), a subsidiary of Sinopec Corp., have signed a letter of intent to form a joint venture (JV) to meet the industrial gases needs of SPC in the Jinshan District, Shanghai, China.


The JV expects to invest initially in the production of nearly 3,000 tonnes per day of air separation gases capacity through the acquisition of SPC's existing industrial gases assets and then to commence construction of a new world-scale air separation unit (ASU).


The scale economics of the project, with its reliable, multi-plant arrangement, will result in the JV becoming a major industrial gases supplier in the region. The JV will support SPC's fast growing petrochemical business and those of additional customers in the area. The Jinshan District where the JV will be located is one of the major areas of petrochemical investment in China and, aside from the SPC complex, includes the nearby Shanghai Industrial Chemical Park, where a number of global and local chemical companies are located.


The JV will be the second industrial gases venture that BOC has entered into with a Sinopec company. In April 2002, BOC and Sinopec Yangzi Petrochemical Corp. (Sinopec YPC), a subsidiary of the Sinopec Group, formed a joint venture known as Nanjing BOC-YPC Gases Company Ltd. (BYG) to meet expanding industrial gases requirements in Nanjing, China. BYG has entered into long-term supply agreements with two major industrial gas users in the area, the large YPC Petrochemical Co. Ltd complex and the BASF-YPC Company Ltd integrated petrochemical complex, both located in the Nanjing Chemical Industry Park.


Mr. Wu Hai Jun, deputy general manager, Sinopec Shanghai Petrochemical Co., Ltd said: "By co-operating with BOC - an international and professional gas company
- to supply utilities and infrastructure services, SPC will be able to focus more on developing and enhancing the competitiveness of its core business in the petrochemical industry. The co-operation not only benefits SPC in terms of production cost reduction and business profitability but also allows us to supply customers in the adjacent areas with gas products that will deliver attractive returns for both partners."


Steven Fang, global vice president, BOC Process Systems, said: "We are delighted to be able to extend our partnership with Sinopec through this second JV and further strengthen our position as the leading industrial gases supplier to the petrochemical industry in China. We are very confident that this JV, like our current partnership in Nanjing, will leverage both parties' resources and capabilities to optimize plant operations in support of Sinopec's petrochemical business and other major investors in the region."


SPC, Sinopec Corp.'s largest subsidiary, was the first Chinese company listed on the New York, Hong Kong and Shanghai stock exchanges. It is one of the largest petrochemical companies in China, producing refined oil products, intermediate petrochemicals, synthetic fibres and plastics. It is also the largest ethylene and acrylic fibre producer, and one of the most important producers of oil products, resins and synthetic fibres in China.


The BOC Group (LSE:BOC), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs 44,500 people and had annual sales of some (pound)4.3 billion in 2003.

BOC was the first global industrial gases company to establish a presence in China and has invested more than US$400 million over the past two decades. In addition to its joint venture relationship with Sinopec, BOC has recently initiated important capacity expansions with Taiyuan Iron and Steel Corporation (TISCO), the largest stainless steel producer in China; and Guangzhou Iron and Steel (GIS), a major steel producer in China with an annual steel production capacity of 3.5 million tons.

BOC supplies gas and related solutions to the chemicals, petroleum, glass, water services, electronic packaging, fibre optics, hydrogen energy, metals and food industries. BOC helps meet customer needs in a variety of ways, from the supply of a single gas or application through to designing, constructing and operating fully integrated gas and utilities schemes. Further information about The BOC Group may be obtained on the Internet at www.boc.com.

------------------------------------------------------------------
Contact:    Christopher Marsay, Director - Investor Relations
------------------------------------------------------------------
            Tel: 01276 477222 (International +44 1276 477222)
------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 10 JUNE 2004
                  AT 16.45 HRS UNDER REF: PRNUK-1006041643-139C


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                                 2.  Name of shareholder having a major interest

    The BOC Group plc                                                   FMR Corp and Fidelity International Limited
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that it is in       4.  Name of the registered holder(s) and, if more than one
    respect of holding of the shareholder named in 2                    holder, the number of shares held by each of them
    above or in respect of a non-beneficial interest or in
    the case of an individual holder if it is a holding of
    that person's spouse or children under the age of 18                See additional information


    Notification in respect of party named in 2 above.

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
5.  Number of                  6. Percentage of issued              7.  Number of shares/amount      8. Percentage of issued class
    shares/amount of              class                                 of stock disposed
    stock acquired


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                               10. Date of transaction          11.  Date company informed

    Ordinary shares of 25p each                                         9 June 2004                       9 June 2004


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification                       13. Total percentage holding of issued class following this notification

    15,818,524                                                          3.18%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
14. Any additional information                                      15. Name of contact and telephone number for queries

    In a letter dated 9 June 2004 and received on 9                     Sarah Larkins
    June 2004 The BOC Group plc has been notified                       Assistant Company Secretary
    that FMR Corp and Fidelity Investments Limited                      01276 807383
    have a 3.18% notifiable interest in the issued
    Ordinary share capital of the Company.

    Neither FMR Corp nor Fidelity Investments Limited own shares for their own account. The shares are held by Fidelity on behalf of their clients.

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

    Sarah Larkins

------------------------------------------------------------------------------------------------------------------------------------

Date of notification ___10 June 2004_________

------------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 25 JUNE 2004
                  AT 12.59 HRS UNDER REF: PRNUK-2506041257-7F6A


              25 June 2004

              THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

              The BOC Group plc (the Company) has been notified of the disposal on 25 June 2004 of 11,299 Ordinary shares of 25p each in the Company at a sale price of 937p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

              Following this disposal of 11,299 Ordinary shares, the Trustee now holds 4,902,913 Ordinary shares.

              Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,902,913 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 30 JUNE 2004
                  AT 15.31 HRS UNDER REF: PRNUK-3006041530-4302


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                                 2.  Name of shareholder having a major interest

    The BOC Group plc                                                   Carter Allen International Limited
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that it is in       4.  Name of the registered holder(s) and, if more than one
    respect of holding of the shareholder named in 2                    holder, the number of shares held by each of them
    above or in respect of a non-beneficial interest or in
    the case of an individual holder if it is a holding of
    that person's spouse or children under the age of 18                See additional information


    Notification in respect of party named in 2 above.

------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
5.  Number of                  6. Percentage of issued              7.  Number of shares/amount      8. Percentage of issued class
    shares/amount of              class                                 of stock disposed
    stock acquired


------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                               10. Date of transaction          11.  Date company informed

    Ordinary shares of 25p each                                         25 June 2004                      30 June 2004


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification                       13. Total percentage holding of issued class following this notification

    17,343,762                                                          3.49%

------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
14. Any additional information                                      15. Name of contact and telephone number for queries

    In a letter dated 25 June 2004 and received on 30                   Carol Hunt
    June 2004 The BOC Group plc has been notified                       01276 807759
    that Cater Allen International Limited
    have a 3.49% notifiable interest in the issued
    Ordinary share capital of the Company.

    The Company has been advised that this holding has arisen from stock lending transactions.

------------------------------------------------------------------------------------------------------------------------------------

                                                                   Page 9 of 11

------------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

    Carol Hunt, Deputy Company Secretary

------------------------------------------------------------------------------------------------------------------------------------

Date of notification ___30 June 2004_________

------------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:July 1, 2004



                                     By:       /s/ Carol Hunt
                                          --------------------------------------
                                          Name:  Carol Hunt
                                          Title: Deputy Company Secretary


                                                                  Page 11 of 11